
05059514

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2005
WASH, D.C.
198
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon 97209

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



NORTHWEST NATURAL GAS COMPANY
Retirement K Savings Plan
Annual Report to Securities and Exchange Commission
on Form 11-K
For the Fiscal Year Ended December 31, 2004

Table of Contents

ITEM 4. FINANCIAL STATEMENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Portland, Oregon
June 24, 2005

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at fair value	$ 105,266,323	$ 91,862,668
Contributions receivable		
Participant	-	100,636
Employer	-	42,164
Total contributions receivable	-	142,800
Cash	2,832	5,000
Total assets	$ 105,269,155	$92,010,468
Liabilities		
Excess contributions payable	(3,380)	-
Total liabilities	(3,380)	-
Net assets available for benefits	$ 105,265,775	$ 92,010,468

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Additions		
Investment income	$ 2,224,815	$ 1,749,374
Net appreciation (depreciation) in fair value of investments	8,086,763	15,246,824
Net investment income (loss)	10,311,578	16,996,198
Contributions		
Participant elective and rollover	6,664,634	5,806,571
Employer	1,692,074	1,540,437
Total contributions	8,356,708	7,347,008
Total additions (reductions)	18,668,286	24,343,206
Deductions		
Withdrawals and benefit payments	(5,407,929)	(3,648,377)
Administrative fees and expenses	(5,050)	(3,650)
Total deductions	(5,412,979)	(3,652,027)
Net increase (decrease) in net assets available for benefits	13,255,307	20,691,179
Net assets available for benefits at beginning of year	92,010,468	71,319,289
Net assets available for benefits at end of year	$105,265,775	$ 92,010,468

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the "Company") who have completed 90 days of service with at least 250 hours credited or have 1,000 hours of service credited in their initial employment year or any plan year of service. At December 31, 2004, 1,246 participants had account balances in the Plan, of which 1,094 were active.

T. Rowe Price is the Plan's trustee and performs the recordkeeping duties of the Plan.

Contributions

Under the Plan, participants may elect to contribute, subject to Internal Revenue Code ("Code") limitations, up to 50% of gross pay to the Plan through salary deferral. For Non-Bargaining Unit employees, the Company contributes 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay. For Bargaining Unit employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.

Participant Accounts

Where applicable, each participant's account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant's deferral election. Matching Contributions are credited to the participant's account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant.

Investment Options

Participants may direct contributions in any of the 21 investment options (18 options are funds managed by T. Rowe Price) offered by the Plan.

Vesting

All contributions and actual earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code.

Participant Loans

The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants' remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in *The Wall Street Journal* on the last business day of the month prior to the loan's inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her account as a single lump-sum distribution or as two partial lump sum distributions. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses
Certain expenses of administration and servicing of the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and trustee fees are provided by the Company without charge to the Plan. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year and are classified as administrative fees and expenses. Investment manager fees are calculated as a percentage of the fair market value of the assets and are paid by the Plan. Investment income is presented net of these fees.

Plan Amendments
Effective August 2, 2004, when a participant does not make an election for the allocation of contributions among the investment funds offered, participant contributions will be invested in the retirement date based investment fund available on the date of the contribution that has a projected year of retirement nearest to or which includes the year in which the participant will attain age 65.

Also effective August 2, 2004, any participant entitled to benefits under the Plan whose benefit exceeds $5,000 shall be paid in a total or partial lump-sum payment. The participant may elect a partial lump sum distribution only if the amount remaining in the account balance after the payment exceeds $5,000. The second, later distribution, must be the full balance in the account in a single sum.

2. Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments
Net asset values of the T. Rowe Price funds and non-T. Rowe Price Mutual Funds are determined by the trustee on a daily basis and are valued at the closing price on the last day of the year as quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") system for the years ended December 31, 2004 and 2003. Investments in the Company's common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange.

Investment Transactions and Net Investment Income
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the payment date. The cost of securities sold is determined by the average cost method.

The net appreciation in the fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

3. Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

4. Related-Party Transactions

Since the Company's common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties in interest transactions for which a statutory exemption exists. The following are related party investments:

	2004	2003
Northwest Natural Gas Company	$ 17,932,552	$15,404,842
T. Rowe Price	82,745,654	73,270,740
	$100,678,206	$88,675,582

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2004 and 2003 totaled 79,694 shares for $2,456,587 and 87,877 shares for $2,447,704, respectively.

5. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

6. Investments

Investments at fair value representing 5% or more of the Plan's net assets at December 31, 2004 and 2003 are as follows:

	2004	2003
T. Rowe Price Balanced Fund 827,523 and 807,353 shares, respectively	$16,302,207	$ 14,863,370
T. Rowe Price Blue Chip Growth Fund 863,111and 867,686 shares, respectively	26,687,391	24,685,662
T. Rowe Price Mid-Cap Growth Fund 359,833 and 338,495 shares, respectively	17,948,477	14,521,428
T. Rowe Price Summit Cash Reserves 6,641,428 and 7,460,764 shares, respectively	6,641,428	7,460,764
Northwest Natural Gas Company Common Stock 531,492 and 500,970 shares, respectively	17,932,552	15,404,842

During 2004 and 2003 the Plan's investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated in value as follows:

	2004	2003
Mutual Funds	$ 6,307,266	$ 13,140,596
Common and Commingled Trust Funds	192,057	282,169
Northwest Natural Gas Company Common Stock	1,587,440	1,824,059
Net appreciation in fair value of investments	$ 8,086,763	$ 15,246,824

Supplemental Schedule

Northwest Natural Gas Company
Retirement K Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2004

Schedule I

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost [1]	(e) Current Value
*	T. Rowe Price Spectrum Income Fund	Mutual fund		$ 3,870,495
*	T. Rowe Price Balanced Fund	Mutual fund		16,302,207
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund		26,687,391
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		17,948,477
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund		3,737,831
*	T. Rowe Price Short-Term Bond Fund	Mutual fund		890,012
*	T. Rowe Price Summit Cash Reserves	Mutual fund		6,641,428
*	T. Rowe Price Science and Technology Fund	Mutual fund		3,144,098
*	T. Rowe Price Equity Index Trust	Common and Commingled Trust Fund		2,108,390
*	T. Rowe Price Retirement Income Fund	Mutual fund		75,187
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		262
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		317,028
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		524,728
*	T. Rowe Price Retirement 2020 Fund	Mutual fund		250,807
*	T. Rowe Price Retirement 2025 Fund	Mutual fund		107,072
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		102,747
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		1,073
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		36,421
	PIMCO Total Return Admin.	Mutual fund		966,628
	Artisan International Fund	Mutual fund		1,973,399
*	Northwest Natural Gas Company Common Stock	Common stock		17,932,552
	Participant loans	5.0% to 10.5%, 1/16/05 to 9/30/09		1,648,090
	Total investments			$ 105,266,323

* Represents identification of known party-in-interest in the Plan.

[1] Cost information has been omitted for participant directed assets.

Information certified as complete and accurate by T. Rowe Price.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

By:

C. J. Rue, Chairman,
Retirement K Savings Plan
Administrative Committee

Date: June 27, 2005

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2004

Document	Exhibit Number
--------	------
Consent of Independent Registered Public Accounting Firm	23

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-63017, 333-46430, 333-55002, 333-70218, 333-100885 and 333-120955, and Post-Effective Amendment No. 1 to Registration Statement No. 2-76276) of Northwest Natural Gas Company of our report dated June 24, 2005 relating to the financial statements and supplemental schedule of the Northwest Natural Gas Company Retirement K Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Portland, Oregon
June 27, 2005